Exhibit (a)(5)(C)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

ASTELLAS US HOLDING, INC.,

Plaintiff,

v.

OSI PHARMACEUTICALS, INC.,

a Delaware corporation, ROBERT A.

INGRAM, COLIN GODDARD, SANTO

J. COSTA, JOSEPH KLEIN, III,

KENNETH B. LEE, JR., VIREN MEHTA,

DAVID W. NIEMIEC, HERBERT

MICHAEL PINEDO, KATHARINE B.

STEVENSON, and JOHN P. WHITE,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No.

VERIFIED COMPLAINT

Plaintiff Astellas US Holding, Inc. (“Astellas Holding”), by and through its undersigned attorneys, as and for its Verified Complaint for Declaratory and Injunctive Relief against defendants OSI Pharmaceuticals, Inc. (“OSI”), Robert A. Ingram, Colin Goddard, Ph.D., Santo J. Costa, Joseph Klein, III, Kenneth B. Lee, Jr., Viren Mehta, David W. Niemiec, Herbert Michael Pinedo, M.D., Ph.D., Katharine B. Stevenson, and John P. White, Esq. (defendants other than OSI are collectively referred to herein as the “Director Defendants”), upon knowledge as to matters relating to itself and upon information and belief as to all other matters, alleges as follows:

Nature of the Action

1. This action arises from the Director Defendants’ violation of Delaware law and breach of their fiduciary duties in response to acquisition proposals that would enable OSI’s stockholders to realize the full value of their holdings. The Director Defendants’ actions have served only to entrench themselves, and to deprive OSI’s stockholders of a compelling opportunity.

2. Astellas Pharma Inc. (“Astellas Pharma”), plaintiff Astellas Holding’s parent and one of the largest pharmaceutical companies in Japan with subsidiaries in North America, South America, Europe and Asia, intends, through Ruby Acquisition, Inc., a wholly-owned subsidiary of Astellas Holding, to commence a non-coercive, non-discriminatory, all-cash premium tender offer for all of the outstanding shares of OSI common stock (“Tender Offer”) for a price of $52 per share. Astellas Pharma is making the Tender Offer because it wants to acquire control of, and ultimately own the entire equity interest in, OSI.

3. The Tender Offer price represents a significant premium of 40% over the closing price of OSI’s common stock of $37.02 per share on February 26, 2010, the last trading day prior to Astellas Pharma’s announcement of the Tender Offer, and a 53% premium to its three-month average of $34.01 per share. The Tender Offer is not subject to any financing or due diligence condition.

4. The Tender Offer comes on the heels of repeated efforts by Astellas Pharma to engage in discussions with OSI and the Director Defendants regarding an acquisition of OSI at a significant cash premium. For over a year, Astellas Pharma has sought to engage the Director Defendants to present its case for combining Astellas Pharma and OSI. The combined entity would be able to leverage OSI’s presence in the United States with Astellas Pharma’s global footprint and thereby do a better job than either of the independent companies alone of discovering, developing and delivering novel medications for patients with unmet needs in the oncology space. In exchange, OSI’s stockholders would stand to receive a significant premium for their shares. Nevertheless, and despite Astellas Pharma’s repeated attempts to engage the Director Defendants in meaningful discussions concerning the merits of a potential acquisition of OSI, the Director Defendants have summarily rebuffed Astellas Pharma. The Director Defendants’ actions have made clear that they intend to protect their own individual positions at OSI, even if this deprives OSI’s stockholders of their right to realize an extremely valuable opportunity.

5. Astellas Holding brings this action for declaratory and injunctive relief to compel the Director Defendants to fulfill their fiduciary duties to OSI’s stockholders. Astellas Holding seeks, among other things, declaratory and injunctive relief enjoining the Director Defendants from engaging in any action or inaction that has the effect of improperly impeding, thwarting, frustrating or interfering with the Tender Offer in a manner inconsistent with their fiduciary duties.

6. Astellas Holding also brings this action for declaratory and injunctive relief to prevent the Director Defendants from unreasonably utilizing anti-takeover devices such as OSI’s Stockholder Rights Agreement (the “Poison Pill”) and Section 203 of the General Corporation Law of the State of Delaware (“Section 203”) to preclude or deter the Tender Offer. The Director Defendants’ refusal to remove the impediments of the Poison Pill and Section 203 will effectively render the Tender Offer impossible, thus depriving OSI’s stockholders of their right to receive the benefits of Astellas Pharma’s all-cash premium offer.

The Parties

7. Plaintiff Astellas Holding, a Delaware corporation based in Deerfield, Illinois, is a wholly-owned subsidiary of Astellas Pharma, a Japanese corporation. Astellas Pharma specializes in the manufacturing, marketing, and import/export of pharmaceuticals. Astellas Holding beneficially owns 1,000 shares of OSI common stock. Astellas Holding will be an offeror in the Tender Offer.

8. Defendant OSI, a Delaware corporation headquartered in Melville, New York, is a biotechnology company that focuses on the discovery, development, and commercialization of molecular targeted therapies for the fields of oncology, diabetes and obesity.

9. Defendant Robert A. Ingram is Chairman of OSI’s Board of Directors (the “OSI Board”), and was at all relevant times, a member of the OSI Board. Defendant Ingram was appointed Chairman of the OSI Board in January 2003. Defendant Ingram receives payments from OSI in the amount of $50,000 as an annual Board Member Retainer Fee, $100,000 as Chairman of the OSI Board, $10,000 as Chairman of the Corporate Governance and Nominating Committee, and $7,500 for serving on the Compensation Committee. During 2008, Mr. Ingram received a grant of 10,000 stock options and 4,000 deferred stock units. The grant date fair value of each award was $176,500 and $154,520, respectively. Upon information and belief, Defendant Ingram’s director compensation represents a material percentage of his total annual income.

10. Defendant Colin Goddard, Ph.D. is, and was at all relevant times, Chief Executive Officer of OSI, and a member of the OSI Board. Defendant Goddard was appointed OSI’s Chief Executive Officer in October 1998. He also served as Chairman of the OSI Board from August 2000 to January 2003. He served as OSI’s President from September 1997 to September 2000; Executive Vice President and Chief Operating Officer from September 1996 to September 1997; Vice President, Research Operations from April 1995 to September 1996; Vice President, Research Operations, Pharmaceutical Division from December 1993 to April 1995; Director, Pharmaceutical Operations from April 1993 to December 1993; Director, Drug Discovery from April 1992 to

April 1993; and Program Manager, Drug Discovery from April 1991 to April 1992. Defendant Goddard joined OSI as a scientist in January 1989. Defendant Goddard was instrumental in the approval and launch of OSI’s flagship product, Tarceva®. Upon information and belief, Defendant Goddard’s OSI-related compensation represents a material percentage of his total annual income.

11. Defendant Santo J. Costa is, and was at all relevant times, a member of the OSI Board. Defendant Costa has been a member of the OSI Board since June 2006. Defendant Costa receives payments from OSI in the amount of $50,000 as an annual Board Member Retainer Fee, $15,000 for serving as Chairman of the Compensation Committee, and $5,000 for serving on the Corporate Governance and Nominating Committee. During 2008, Mr. Costa received a grant of 3,000 stock options and 1,500 shares of restricted stock. The grant date fair value of each award was $52,950 and $57,945, respectively. Upon information and belief, Defendant Costa’s director compensation represents a material percentage of his total annual income. Until August 2007, Mr. Costa was Of Counsel at Williams Mullen, a law firm through which Mr. Costa provided consulting guidance to the Company’s General Counsel, Barbara Wood, prior to Mr. Costa becoming a director of the Company.

12. Defendant Joseph Klein, III, is, and was at all relevant times, a member of the OSI Board. Defendant Klein has been a member of the OSI Board since June 2006. Defendant Klein receives payments from OSI in the amount of $50,000 as an annual Board Member Retainer Fee, $15,000 for serving on the Audit Committee, $5,000 for serving on the Investment Committee, $5,000 for serving on the Oncology Committee, and $5,000 for serving on the Prosidion Committee. During 2008, Mr. Klein received a grant of 3,000 stock options and 1,500 deferred stock units. The grant date fair value of each award was $52,950 and $57,945, respectively. Upon information and belief, Defendant Klein’s director compensation represents a material percentage of his total annual income.

13. Defendant Kenneth B. Lee, Jr., is, and was at all relevant times, a member of the OSI Board. Defendant Lee has been a member of the OSI Board since June 2007. Defendant Lee receives payments from OSI in the amount of $50,000 as an annual Board Member Retainer Fee, $15,000 for serving on the Audit Committee, and $5,000 for serving on the Oncology Committee. During 2008, Mr. Lee received a grant of 3,000 stock options and 1,500 deferred stock units. The grant date fair value of each award was $52,950 and $57,945, respectively. Upon information and belief, Defendant Lee’s director compensation represents a material percentage of his total annual income.

14. Defendant Viren Mehta is, and was at all relevant times, a member of the OSI Board. Defendant Mehta has been a member of OSI’s Board since November 1999. Defendant Mehta receives payments from OSI in the amount of $50,000 as an annual Board Member Retainer Fee, $5,000 for serving on the Corporate Governance and Nominating Committee, $7,500 for serving on the Compensation Committee, $5,000 for serving on the Investment Committee, and $5,000 for serving on the Prosidion Committee. OSI had a consulting agreement with Mehta Partners LLC, an entity in which Defendant Mehta is the controlling member, pursuant to which Mehta Partners received a consulting fee for services rendered from October 2008 to March 2009. Defendant Mehta was paid $100,000 for consulting services rendered to OSI during the year ended December 31, 2008 with respect to strategic in-licensing and mergers and acquisition opportunities. During 2008, Defendant Mehta received a grant of 7,500 stock options and 2,500 restricted stock units. The grant date fair value of each award was $132,375 and $96,575, respectively. Upon information and belief, Defendant Mehta’s director compensation and OSI-related compensation represent a material percentage of his total annual income.

15. Defendant David W. Niemiec is, and was at all relevant times, a member of the OSI Board. Defendant Niemiec has been a member of the OSI Board since June 2006. Defendant Niemiec receives payments from OSI in the amount of $50,000 as an annual Board Member Retainer Fee, $15,000 for serving on the Audit Committee, and $10,000 as Chairman of the Investment Committee. During 2008, Mr. Niemiec received a grant of 3,000 stock options and 1,500 deferred stock units. The grant date fair value of each award was $52,950 and $57,945, respectively. Upon information and belief, Defendant Niemiec’s director compensation represents a material percentage of his total annual income.

16. Defendant Herbert Michael Pinedo, M.D., Ph.D., is, and was at all relevant times, a member of the OSI Board. Defendant Pinedo has been a member of the OSI Board since June 2004. Defendant Pinedo receives payments from OSI in the amount of $50,000 as an annual Board Member Retainer Fee, $10,000 as Chairman of the Oncology Committee, and $5,000 for serving on the Prosidion Committee. OSI has a consulting agreement with Defendant Pinedo, pursuant to which he provides advisory services related to OSI’s oncology clinical development programs. Defendant Pinedo receives an hourly fee and reimbursement for reasonable travel time and expenses for these services. Defendant Pinedo was also paid $81,700 for consulting services rendered to OSI during the year ended December 31, 2008 with respect to OSI’s clinical development of oncology products. OSI also made a charitable contribution in the last three years to an organization with which Defendant Pinedo has a relationship. During 2008, Dr. Pinedo received a grant of 7,500 stock options and 2,500 restricted stock units. The grant date fair value of each award was $132,375 and $96,575, respectively. Upon information and belief, Defendant Pinedo’s director compensation and OSI related compensation represent a material percentage of his total annual income.

17. Defendant Katharine B. Stevenson is, and was at all relevant times, a member of the OSI Board. Defendant Stevenson has been a member of the OSI Board since May 2005. Defendant Stevenson receives payments from OSI in the amount of $50,000 as an annual Board Member Retainer Fee, $30,000 as Chair of the Audit Committee, and $5,000 for serving on the Corporate Governance and Nominating Committee. During 2008, Defendant Stevenson received a grant of 7,500 stock options and 2,500 shares of restricted stock. The grant date fair value of each award was $132,375 and $96,575, respectively. Upon information and belief, Defendant Stevenson’s director compensation represents a material percentage of her total annual income.

18. Defendant John P. White, Esq., is, and was at all relevant times, a member of the OSI Board. Defendant White has been a member of the OSI Board since May 1985 and is also a director of the OSI Pharmaceuticals Foundation. Defendant White receives payments from OSI in the amount of $50,000 as an annual Board Member Retainer Fee, $5,000 for serving on the Oncology Committee, and $5,000 for serving on the Prosidion Committee. Defendant White is a partner at Cooper & Dunham LLP, a law firm that provides legal services to OSI. During 2008, Mr. White received a grant of 7,500 stock options and 2,500 shares of restricted stock. The grant date fair value of each award was $132,375 and $96,575, respectively. Upon information and belief, Defendant White’s director compensation and OSI-related compensation represent a material percentage of his total annual income.

Factual Background

A.	Astellas Pharma’s Offer Would Provide Significant Value to OSI’s Stockholders

19. Astellas Pharma is Japan’s second largest pharmaceutical company and one of the twenty largest pharmaceutical companies in the world. Astellas Pharma, together with its subsidiaries, has over 14,000 employees (1,900 of which are based in North America) and had $1.9 billion in North American product sales as of May 2009. Astellas Pharma had liquid assets of approximately $5.346 billion as of December 31, 2009.1

20. Astellas Pharma regularly considers a variety of strategic transactions to enhance its business, including through acquisitions of companies, businesses, intellectual properties and other assets. Beginning in January 2009, Astellas Pharma has been pursuing a business combination with OSI.

21. OSI’s growth prospects are limited as a stand-alone business and are overly weighted to a few key products. It relies on one product, Tarceva®, for approximately 84% of its total revenues from continuing operations. OSI focuses on one of the areas of the biotechnology industry where products are most difficult to develop and commercialize.

[1]	Based on an exchange rate of $1 = ¥92.1.

22. Indeed, OSI’s stock has lost 5% of its market value since the beginning of 2009 compared against a gain of 61% for the BTK (AMEX Biotechnology Index).

23. Astellas Pharma’s all cash offer at a significant premium provides compelling and immediate value for OSI’s stockholders and represents a significant premium of 40% over the closing price of OSI’s common stock of $37.02 per share on February 26, 2010 (the last trading day prior to announcement of the Tender Offer), and a 53% premium to its three-month average of $34.01 per share.

24. The significant premium is available to all OSI stockholders because Astellas Pharma intends, as soon as practicable after consummation of the Tender Offer, to have Ruby Acquisition consummate a second-step merger with OSI pursuant to which each share of OSI stock would be converted into the right to receive an amount in cash equal to the Tender Offer price (the “Proposed Merger”).

B.	The Director Defendants Dismissed Astellas Pharma’s Written Offer Without Reasonable Investigation

25. On January 14, 2009, Masaki Doi, Ph.D., then Vice President, Business Development of Astellas Pharma, and Kaori Maeda, Ph.D., then Associate Director, Business Development of Astellas Pharma, met with Dr. Goddard, OSI’s Chief Executive Officer, to discuss a potential transaction with Astellas Pharma involving a change of control of OSI.

26. On February 2, 2009, Masafumi Nogimori, President and CEO of Astellas Pharma, furnished Dr. Goddard with a letter containing Astellas Pharma’s non-binding indication of interest in acquiring OSI at a price between $55.00 and $57.00 per share in cash. Mr. Nogimori’s letter indicated that the price range represented a 54% to 60% premium to OSI’s closing share price as of January 30, 2009 as well as a substantial premium to OSI’s three-month average share price. Mr. Nogimori stated that Astellas Pharma was prepared to move expeditiously with the goal of announcing the execution of a definitive agreement by March 31, 2009.

27. On February 5, 2009, representatives of Citigroup Inc. (“Citi”), Astellas Pharma’s financial advisor, spoke by telephone with Dr. Goddard. Dr. Goddard informed Citi that OSI had hired Bank of America/Merrill Lynch to advise OSI in connection with Astellas Pharma’s indication of interest. Dr. Goddard told Citi that OSI’s Board would consider Astellas Pharma’s indication of interest.

28. On February 5, 2009, Dr. Goddard sent a letter to Mr. Nogimori acknowledging receipt of Astellas Pharma’s letter dated February 2, 2009 and confirming presentation of the offer to the OSI Board.

29. On February 19, 2009, Dr. Doi and Dr. Goddard participated in a telephone call. Dr. Goddard told Dr. Doi that at a meeting of the OSI Board on the preceding day, the OSI Board had concluded that it was not in the best interest of OSI’s stockholders to pursue Astellas Pharma’s offer. On February 19, 2009, Dr. Goddard sent a letter to Mr. Nogimori reiterating the OSI Board’s decision to reject Astellas Pharma’s offer. According to the letter, the OSI Board concluded that Astellas Pharma’s proposal “significantly undervalues OSI.”

30. The Director Defendants summarily rejected the offer as “significantly undervalued,” despite the fact that the offer represented a significant premium to OSI’s market price. The Director Defendants never asked any substantive questions about Astellas Pharma’s offer, or provided Astellas Pharma with any information supporting the Director Defendants’ view of OSI’s value.

31. On March 10, 2009, Mr. Nogimori sent a letter to Dr. Goddard expressing Astellas Pharma’s disappointment with Dr. Goddard’s letter dated February 19, 2009 and requesting that Dr. Goddard and the OSI Board reconsider engaging in discussions with Astellas Pharma or providing Astellas Pharma with additional information that would enable Astellas Pharma to reassess its valuation. Dr. Goddard never responded to this renewed offer.

C.	The Director Defendants Refused to Have a Meaningful Dialogue with Astellas Pharma

32. Not only have the Director Defendants continually rejected Astellas Pharma’s premium offer, but they have also confirmed that they have no interest in engaging in a meaningful dialogue between the two companies, despite Astellas Pharma’s stated willingness to modify the terms of its offer in response to any indication that Astellas Pharma has overlooked demonstrative value in OSI.

33. Having received no response from Dr. Goddard to Mr. Nogimori’s March 10, 2009 letter, Dr. Doi reached out to Director Defendant Lee to set up a meeting to discuss Astellas Pharma’s offer. On April 18, 2009, Dr. Doi met with Director Defendant Lee. In that meeting, Dr. Doi reiterated that Astellas Pharma wanted to negotiate with OSI on an exclusive basis and to conduct due diligence. Director Defendant Lee stated that while OSI was not for sale, he believed Dr. Goddard might be open to a continuing dialogue.

34. On April 22, 2009, Dr. Doi sent Dr. Goddard an email requesting a face-to-face meeting. On April 23, 2009, Dr. Goddard responded to Dr. Doi with an email stating that, contrary to Director Defendant Lee’s representation, OSI’s Board of Directors saw “no reason to engage in a formal dialog” with Astellas Pharma since OSI was not “for sale.”

35. On May 12, 2009, Dr. Doi and Dr. Maeda met with Dr. Goddard at OSI’s headquarters. Dr. Goddard reiterated that OSI was not “for sale,” without giving any explanation of how OSI’s stand-alone plan would create greater value for OSI’s shareholders than Astellas Pharma’s offer.

D.	Despite OSI’s Lack of Performance, the Director Defendants Continued to Unreasonably Reject Astellas Pharma’s Significant Premium Offer

36. On June 15, 2009, Dr. Doi sent a letter to Dr. Goddard discussing the 17% decrease in OSI’s stock price since Mr. Nogimori’s March 10 letter. By comparison, the related Biotechnology Index increased 21% during the same period. Dr. Doi’s letter indicated that despite OSI’s lack of performance in the market, Astellas Pharma remained prepared to negotiate a transaction at the same proposed price range of $55.00 to $57.00.

37. Nearly two weeks later, the Director Defendants again summarily rejected Astellas Pharma’s offer, without conducting a good faith evaluation of its benefits for OSI’s stockholders and without investigating, discussing, or negotiating the terms of Astellas Pharma’s offer.

38. During a telephone call between Dr. Doi and Dr. Goddard on July 1, 2009, Dr. Doi noted that OSI’s stock price had declined from approximately $37.89 per share on January 14, 2009 (when Dr. Doi had first informed Dr. Goddard of Astellas Pharma’s interest in OSI) to approximately $27.90 on July 1, 2009.

39. In an exchange of emails dated December 22, 2009 and December 23, 2009, Dr. Doi informed Dr. Goddard that Mr. Chihiro Yokota, Vice President, Licensing & Alliances for Astellas Pharma, would be assuming Dr. Doi’s responsibilities insofar as they related to any potential transaction between Astellas Pharma and OSI. Dr. Goddard suggested that Mr. Yokota contact Dr. Ankur Lundemose, OSI’s Executive Vice President of Corporate Development and Strategic Planning.

40. On January 13, 2010, Mr. Yokota, Dr. Maeda and Dr. Lundemose met, and Mr. Yokota noted that Astellas Pharma continued to be interested in OSI. Dr. Lundemose indicated that OSI would not pursue discussions of any acquisition proposal in the $55 to $57 per share price range that Astellas Pharma had proposed in February 2009. Dr. Lundemose stated that OSI considered the gap between this price range and OSI’s expectations to be too large to merit the initiation of negotiations, although he did not give any indication of what range the OSI Board would find acceptable or the basis for its valuation expectations.

41. On February 12, 2010, Dr. Goddard and Mr. Nogimori met in New York. Mr. Nogimori told Dr. Goddard that Astellas Pharma would be willing to acquire OSI for $52 per share. Dr. Goddard did not ask any substantive questions about Astellas Pharma’s offer.

42. On February 22, 2010, Dr. Goddard sent a letter to Mr. Nogimori stating that the Director Defendants were “not interested in undertaking a sale of OSI at that price….” Dr. Goddard also made a hollow offer to provide Astellas Pharma with “certain” non-public information about OSI under a Nondisclosure Agreement that he enclosed with the letter. Revealingly, the proposed Nondisclosure Agreement contained a two-year standstill agreement that would have prevented Astellas Pharma from, among other things, making a tender offer, or participating in any solicitation of proxies. The Nondisclosure Agreement further would have allowed OSI to unilaterally decide what information, if any, to provide to Astellas Pharma. The unreasonable terms of the proposed standstill and OSI’s refusal to undertake any real commitment to provide information to Astellas Pharma further illustrate that the Director Defendants’ primary interest is in maintaining their lucrative positions and that they have no genuine interest in commencing a meaningful dialogue with Astellas Pharma.

E.	The Director Defendants Continued to Disregard the Interests of OSI’s Stockholders in Breach of Their Fiduciary Duties

43. Since January 2009, the Director Defendants have continued to reject Astellas Pharma’s premium offer. Both Astellas Pharma and its advisors have contacted the Director Defendants and OSI’s advisors to reaffirm Astellas Pharma’s continued interest in combining the two companies and its willingness to negotiate. Nonetheless, the Director Defendants, in violation of their fiduciary duties, have refused to meaningfully engage with Astellas Pharma. By taking this “just say no” defensive posture the Director Defendants have elevated their own job security over the stockholder’s opportunity to maximize value.

F.	OSI’s Anti-Takeover Devices

44. OSI currently maintains the Poison Pill. Under the terms of the Poison Pill, Rights (as defined therein) distributed to OSI’s stockholders become exercisable for one one-thousandth of a share of OSI’s preferred stock at a price of $500 on the earlier of: (i) the public announcement that any person or group has acquired beneficial ownership of 17.5% or more of OSI’s common stock (an “Acquiring Person”) or (ii) 10 business days (or a later date determined by the OSI Board) after a person or group commences a tender or exchange offer, or announces the intention to do so, which, if consummated, would result in the acquisition of beneficial ownership by any person or group of 17.5% or more of OSI’s common stock. The Rights expire on August 31, 2010, unless earlier redeemed or exchanged by OSI.

45. If any person becomes an Acquiring Person, however, the Rights become exercisable to acquire shares of OSI common stock at half their market price. But, in that case, the Rights held by the Acquiring Person and its affiliates and associates become null and void, resulting in severe dilution of the OSI common stock owned by the Acquiring Person.

46. Under the terms of the Poison Pill, the Director Defendants may redeem the Rights at any time prior to 5:00pm, New York City time, on the earlier of (i) the date on which a person becomes an Acquiring Person, and (ii) August 31, 2010, when the Rights expire. The OSI Board also has broad authority to amend the Poison Pill to exempt premium offers, such as Astellas Pharma’s offer, from triggering the Poison Pill.

47. Astellas Pharma’s acceptance of shares tendered pursuant to its Tender Offer would result in it becoming an Acquiring Person under the Poison Pill, and would make the Rights (other than Rights held by Astellas Pharma and its affiliates and associates) exercisable for OSI common stock at a 50% discount to their market price. But Astellas Pharma and its affiliates and associates would be precluded from exercising any Rights they hold, unless the Director Defendants redeem the Rights or amend the Poison Pill to render it inapplicable to the Tender Offer. The Poison Pill will make the Tender Offer prohibitively costly and effectively make it impossible for Astellas Pharma to close the Tender Offer. In addition, it will deprive OSI’s stockholders of the opportunity to benefit from this significant premium offer. Thus, if the Poison Pill remains in place it will effectively preclude the Tender Offer and result in a further breach of the Director Defendants’ fiduciary duties.

48. Also, OSI has not opted out of Section 203. Section 203 was designed to deter coercive tender and exchange offers and acquisition proposals that otherwise pose a threat to the stockholders of Delaware corporations. Importantly, Section 203 enables a board of directors to take action to facilitate tender offers and other acquisition proposals that do not pose a threat to stockholders so that the restrictions of Section 203 will not be applicable to such an acquisition.

49. Section 203 provides that if a person acquires 15% or more of a corporation’s voting stock (thereby becoming an “interested stockholder”), such interested stockholder may not engage in a “business combination” with the corporation (defined to include a merger or consolidation) for three years after becoming an interested stockholder, unless: (i) prior to the 15% acquisition, the board of directors has approved either the acquisition resulting in the stockholder becoming an interested stockholder or the business combination; (ii) the interested stockholder acquires at least 85% of the corporation’s voting stock in the same transaction in which it crosses the 15% threshold; or (iii) on or subsequent to the date of the 15% acquisition, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders (and not by written consent) by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder. Failure of the Director Defendants to exempt the Astellas Pharma Tender Offer from Section 203 will delay the Proposed Merger for at least three years and thereby effectively preclude the Tender Offer.

50. A refusal on the part of the Director Defendants to take appropriate action to redeem or amend the Poison Pill making it inapplicable to the Tender Offer, and to remove the impediments to the Tender Offer under Section 203, will render the Tender Offer effectively impossible and prevent OSI’s stockholders from deciding for themselves whether to receive the benefits of Astellas Pharma’s premium cash offer for 100% of OSI’s common stock. Based on their prior conduct, indications from the Director Defendants are that they will continue to refuse to appropriately consider the Astellas Pharma offer and/or engage in meaningful discussions and negotiations with Astellas Pharma.

51. Given the refusal of the Director Defendants to engage in any meaningful discussions or negotiations with Astellas Pharma, it is apparent that the Director Defendants will not accept, or allow OSI’s stockholders to accept, Astellas Pharma’s offer, despite its clear-cut and significant economic benefits to OSI’s stockholders. Rather, it is apparent that the Director Defendants will maintain OSI’s anti-takeover devices and actively oppose Astellas Pharma’s offer. By doing so, the Director Defendants are doing far worse than “just saying no.” They are precluding OSI’s stockholders from exercising their fundamental right to “just say yes.”

IRREPARABLE HARM

52. Astellas Holding realleges and reaffirms the allegations in the preceding paragraphs as if fully set forth herein.

53. Astellas Holding has no adequate remedy at law. Only through the exercise of the Court’s equitable powers will Astellas Holding and OSI’s other stockholders be protected from irreparable injury. Absent equitable relief from the Court, Astellas Pharma will be precluded from consummating the Tender Offer and OSI’s stockholders will be deprived of the opportunity to sell their shares to Astellas Pharma at a substantial premium. Should this eventuality occur, OSI’s stockholders will lose a compelling opportunity to realize a substantial premium in an uncertain economic environment.

COUNT I

(Breach of Fiduciary Duty—Failure to Evaluate and Negotiate Offer)

54. Astellas Holding realleges and reaffirms the allegations in the preceding paragraphs as if fully set forth herein.

55. The Director Defendants owe fiduciary duties to OSI’s stockholders, including the duties to act with due care and the utmost good faith and loyalty.

56. Astellas Pharma’s Tender Offer is an all-cash, non-discriminatory offer for all of OSI’s shares. It is not subject to financing or due diligence conditions, represents a substantial premium (40%) over the most recent closing price of OSI’s common stock, is non-coercive, is fair to OSI’s stockholders, and poses no threat to OSI’s corporate policy or effectiveness.

57. The Director Defendants failed to conduct a good faith and reasonable investigation of Astellas Pharma’s offer. Instead, the Director Defendants summarily refused to engage Astellas Pharma in a meaningful dialogue and failed to reasonably inform themselves about Astellas Pharma’s offer. The Director Defendants could not possibly be well informed concerning the offers that they have flatly rejected because they have declined to engage in any meaningful discussion or negotiation with Astellas Pharma, either directly or through their legal and financial advisors, to learn more about Astellas Pharma’s offer. This failure to conduct a good faith and reasonable investigation of Astellas Pharma’s offer is a violation of the Director Defendants’ fiduciary duties.

58. The Director Defendants’ refusal to negotiate with Astellas Pharma deprives OSI’s stockholders of one of their fundamental rights—the right to sell their OSI shares at a substantial premium in an uncertain economic environment.

59. The Director Defendants’ failure to adequately consider Astellas Pharma’s offer and to negotiate with Astellas Pharma has no economic justification, serves no legitimate purpose, and is an unreasonable response to Astellas Pharma’s offer at a time in which Astellas Pharma’s offer poses no threat to the interests of OSI’s stockholders.

60. The Director Defendants’ actions are in breach of the fiduciary duties they owe to OSI’s stockholders.

61. Astellas Holding seeks an order declaring that the Director Defendants have breached their fiduciary duties to OSI’s stockholders by unreasonably refusing to negotiate with Astellas Pharma and by failing to inform themselves of the potential parameters of Astellas Pharma’s premium offer.

62. Astellas Holding has no adequate remedy at law.

COUNT II

(Breach of Fiduciary Duty—Entrenchment)

63. Astellas Holding realleges and reaffirms the allegations in the preceding paragraphs as if fully set forth herein.

64. The Director Defendants owe fiduciary duties to OSI’s stockholders, including the duties to act with due care and the utmost good faith and loyalty.

65. Astellas Pharma’s Tender Offer is an all-cash, non-discriminatory offer for all of OSI’s shares. It is not subject to financing or due diligence conditions, represents a substantial premium (40%) over the most recent closing price of OSI’s common stock, is non-coercive, is fair to OSI’s stockholders, and poses no threat to OSI’s corporate policy or effectiveness. Rather, the only potential threat posed by Astellas Pharma’s offer to purchase OSI shares, is a threat to the Director Defendants’ ability to retain their director positions and the accompanying director compensation, consulting fees, and legal fees paid to them or their affiliates while they serve as OSI Board members. Under Delaware law, however, a threat to the Director Defendants’ own incumbency cannot justify a board’s actions in opposing, and deploying anti-takeover devices to preclude, an all-cash, premium, non-coercive tender offer at a fair price. Yet, the Director Defendants summarily rejected Astellas Pharma’s offer and efforts to open a dialogue, and will continue to breach their fiduciary duties by continuing to oppose Astellas Pharma’s offer.

66. The Director Defendants’ failure to adequately consider Astellas Pharma’s offer and to negotiate with Astellas Pharma, their refusal to take appropriate action to redeem or amend the Poison Pill, making it inapplicable to the Tender Offer, and to remove the impediments to the Tender Offer under Section 203, serve the Director Defendants’ own self interest in entrenching themselves in office for the purpose of continuing to reap the substantial financial benefits they each receive as a result of their positions on the OSI Board, which include executive positions and consulting agreements for some of the Director Defendants.

67. The Director Defendants’ actions are in breach of the fiduciary duties they owe to OSI’s stockholders.

68. Astellas Holding seeks an order that such actions on the part of the Director Defendants constitute a breach of the fiduciary duties they owe to OSI’s stockholders.

69. Astellas Holding has no adequate remedy at law.

COUNT III

(Breach of Fiduciary Duty—Anti-Takeover Devices)

70. Astellas Holding realleges and reaffirms the allegations in the preceding paragraphs as if fully set forth herein.

71. The Director Defendants owe fiduciary duties to OSI’s stockholders, including the duties to act with due care and the utmost good faith and loyalty.

72. The Tender Offer is non-coercive and non-discriminatory, it is fair to OSI’s stockholders, poses no threat to OSI’s corporate policy or effectiveness, and represents a substantial premium over the pre-offer market price of OSI’s common stock.

73. The Director Defendants’ adoption or maintenance of any defensive measures against the Tender Offer or against possible future actions by Astellas Pharma in furtherance of its offer—including the Director Defendants’ refusal to amend the Poison Pill, making it inapplicable to the Tender Offer, and to remove the impediments to the Tender Offer under Section 203—would deprive OSI’s stockholders of the ability to tender their shares, and constitute a breach of the Director Defendants’ fiduciary duties.

74. Astellas Holding seeks an order that declares that the adoption, maintenance or implementation of any defensive measures by Defendants against Astellas Pharma’s offer, or of any measure that would prevent a future board of directors from exercising its fiduciary duties, would constitute a breach of fiduciary duties owed to OSI’s stockholders.

75. Astellas Holding has no adequate remedy at law.

PRAYER FOR RELIEF

76. WHEREFORE, Astellas Holding respectfully requests that the Court:

a) declare that the Director Defendants have breached their fiduciary duties to OSI’s stockholders by refusing to negotiate with Astellas Pharma and to inform themselves of the potential parameters of the offer;

b) compel the Director Defendants to take appropriate actions in good faith to evaluate and negotiate the offer;

c) enjoin the Director Defendants from engaging in any action or inaction that has the effect of improperly impeding, thwarting, frustrating or interfering with consideration or acceptance of Astellas Pharma’s offer in a manner inconsistent with their fiduciary duties;

d) compel the Director Defendants to remove the Poison Pill, exempt Astellas Pharma’s Tender Offer and Proposed Merger from the restrictions of Section 203, and remove the impediments of any other anti-takeover measures;

e) enjoin OSI, its employees, agents and all persons acting on its behalf or in concert with it from taking any action that has the effect of impeding Astellas Pharma’s efforts to acquire control of OSI, in violation of their respective fiduciary duties to OSI’s stockholders;

f) award Astellas Holding its costs and disbursements in this action, including reasonable attorneys’ and experts’ fees; and

g) grant Astellas Holding such other and further relief as this Court may deem just and proper.

POTTER ANDERSON & CORROON LLP

OF COUNSEL:	By:	/s/ Michael A. Pittenger
Donald J. Wolfe, Jr. (#285)
Jack C. Auspitz		Mark A. Morton (#2765)
Joel C. Haims		Michael A. Pittenger (#3212)
Michael Gerard		Dawn M. Jones (#4270)
Morrison & Foerster LLP		Justin Morse (#5367)
1290 Avenue of the Americas		1313 North Market Street
New York, NY 10104-0050		Wilmington, DE 19801-6108
(212) 468-8000		(302) 984-6142

March 1, 2010	Attorneys for Plaintiff Astellas US Holding, Inc.

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